

Mail Stop 3561

May 12, 2009

Dale Long
Chief Executive Officer, President and Director
Evcarco, Inc.
7703 Sand Street
Fort Worth, TX 76118

> **Re: Evcarco, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 1, 2009**
> **File No. 333-158293**

Dear Mr. Long:

     We have reviewed your response to our letter dated April 23, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Corporate Background and Business Overview, page 5

1. We note your response to our prior comment 1. Please disclose the number of new car franchised dealerships you currently have and the number of new and used vehicles you have currently sold.

2. Please quantify the amount of additional financing and capital you require to continue operations. Additionally, please revise this section to disclose your monthly "burn rate" and when you will run out of funds at your current "burn rate."

Our Business, page 22

3. We note your response to our prior comment 1 and reissue in part. Please revise this section to discuss the actual state of your company with respect to importing and distributing cars from foreign manufacturers. To the extent you wish to discuss your future aspirations, the discussion should be balanced with a time frame for implementing such future plans and any obstacles involved before you can commence such operations. If you have any agreements in place with foreign manufacturers to import and distribute cars, so state and please file such agreements.

4. We note your response to our prior comment 6 and reissue in part. Please discuss what products and services are provided by Solus International Corp. and Electric City Motors Co.

Exhibits
General

5. We note you filed the agreements with Electric City Motors North America and Ronn Motor Company as well as the Evidence of Franchise pursuant to Item 601(b)(4) of Regulation S-K. As Item 601(b)(4) relates to exhibits that are instruments defining the rights of security holders, including indentures, please advise as to how these agreements fit within Item 601(b)(4).

Exhibits 4.1 and 4.2

6. Please advise as to whether Evcarco has entered into any Definitive Franchise Agreement (as such term is used in paragraph 1 of the agreements), Definitive Agreement (as such term is used in paragraph 2 of the agreements) or Franchise Dealer Agreement (as such term is used in paragraph 5 of the agreements) with Electric City Motors North America or Ronn Motor Company. If so, please file such agreements as exhibits to the registration statement.

Exhibit 4.3

7. We note you have filed an Evidence of Franchise as Exhibit 4.3. The Evidence of Franchise does not appear to be a written agreement between you and Zenn Motor Company Limited but instead appears to authorize you to enter into a written Franchise Agreement with Zenn Motor Company Limited. Please advise. If this is the only agreement with Zenn Motor Company Limited, please revise the disclosure in the "Our Business" section of the prospectus accordingly. If there is any agreement in place with Zenn Motor Company Limited, please file such agreement as an exhibit to the registration statement.

Response Letter

8. We note the acknowledgments made in the second to last paragraph of the company's response letter as submitted by counsel to the company. Please include with the next response letter a statement signed by a representative of the company that includes the acknowledgments.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Adviser

cc: Bill O'Neal
       The O'Neal Law Firm, P.C.
       Fax: (888) 353-8842